SCHEDULE 4.1(a)
                Actions Requiring Management Committee Approval


                    1. Start any lines of business outside of the Partnership Business;

                    2. Appoint or change the Partnership's certified public accountants;

                    3.       Acquire or dispose of any real property;

                    4. Acquire any interest in a third party or enter into a license agreement with a third party;

                    5. Other than in the ordinary course of business, sell, transfer or pledge (except for pledges of working capital items to secure working capital loans) any material (tangible or intangible) asset, or any substantial portion of the assets of the Partnership or of the Partnership Business; a material asset would be inclusive of any asset or portion of assets having a fair market value in excess of $250,000 or any technology or intellectual property right, regardless of value;

                    6. Enter into any transaction or agreement with a Partner or Related Person;

                    7. Terminate, modify, extend or renew any lease or agreement established with a Related Person (except for pro forma renewals wherein costs are increased by no more than 5% per year);

                    8. Approval of the Budget, marketing plan and Busi-ness Plan;

                    9. Approval of budgeted capital projects in excess Of $2,000,000 and unbudgeted capital projects in excess of $250,000;

                    10. Incur indebtedness (excluding trade payables incurred in the ordinary course of business) or establish lines of credit greater than a cumulative level of $10,000,000;

                    11. Make cash distributions to the Partners other than as specified in Section 3.7;

                    12. Make any capital contribution call on the Partners;

                    13. Enter into leases not provided for in the Budget which have aggregate rental expense of more than $250,000;

                    14. Adopt or change any accounting principle which will materially affect the Partnership's Operating Income, or adopt any position for purposes of any tax return that will have material effect on either Partner;

                    15. Enter into any contract, transaction or arrange-ment not in the ordinary course of business (except as otherwise specifically permitted by the Partnership Agreement);

                    16. Enter into any major contract in the ordinary course of business such as a product sale or purchase contract; a major contract is one in which the cumulative dollar value is reasonably expected to be greater than $2,000,000 or has a term of greater than 3 years or otherwise could have a major impact on the Partnership Business;

                    17. Make any change in the legal structure of the Partnership;

                    18. Hire or dismiss the chief executive officer, chief operating officer, the vice president/director of sales/marketing, the vice president/director of manufacturing or the vice president/director of engineering and technology of the Partnership or modify the conditions of employment of such persons;

                    19. Institute, change or modify employee benefit plans or pension plans;

                    20. Grant loans to employees in excess of one month's salary;

                    21. Appoint sales distributors or representatives or enter into any exclusive arrangements except as is set forth in the Business Plan; and

                    22. Initiate or settle litigation that is or could be material in any respect to the business, operations, financial condition or prospects of the Partnership.

                                SCHEDULE 4.1(b)
                Responsibilities and Authority of Chief Officers


                (i) Prepare the proposed Budget, Business Plan and other items as provided in Section 4.4 of the Partnership Agreement and conduct the day-to-day business and affairs of the Partnership in a manner consistent with the then effective budget and Business Plan;

                (ii) Keep the Management Committee informed with respect to all matters of material interest to the Partners and report to them not less frequently than once each quarter;

                (iii) Enter into contracts or agreements in the ordinary course of business which do not require Management Committee approval under
Schedule 4.1(a);

                (iv) Delegate power and authority to managers, employees and representatives of the Partnership as necessary or appropriate for the conduct of the Partnership Business;

                (v) Prepare and distribute the agenda for meetings of the Management Committee;

                (vi) Maintain the minutes of Management Committee meetings;

                (vii) Consult with and otherwise seek the advice of the Management Committee in formulating fundamental policy with respect to the Partnership's business;

                (viii) Hire and dismiss employees, representatives, agents and consultants of the Partnership (other than as set forth in Schedule 4.1(a)) and set the terms of their employment and benefits; and

                (ix) Arrange for working capital loans (and pledge working capital items to secure such loans) up to $10,000,000 principal amount in the aggregate.

                                  SCHEDULE 4.3
                              Engelhard Employees


                1. Director of Business Development and Planning.

                                                                         ANNEX A


                          List of Approved Agreements


                    1.       Transfer Agreement.

                    2. Employment Agreement dated February 7, 1994 with Irwin L. Gross.

                    3. Technology License Agreement dated February 7, 1994 with Engelhard Corporation and ICC Technologies, Inc.

                    4. Supply Agreement dated February 7, 1994 with Engelhard Corporation.

                                                                         ANNEX B


                    The total value of the Initial Property Contribution of each Partner is as follows:


                            E Partner - $10,000,000
                            I Partner - $10,000,000

                                                                         ANNEX C


                           REVOLVING PROMISSORY NOTE


                                                                          [Date]


                    FOR VALUE RECEIVED, Engelhard/ICC, a Pennsylvania partnership (hereinafter the "Borrower"), hereby promises to pay to Engelhard Corporation, a Delaware corporation (hereinafter the Holder"), the principal sum of THREE MILLION DOLLARS ($3,000,000), or, if less, the aggregate unpaid principal amount of loans made by the Holder to the Borrower, together with interest on the unpaid principal amount hereof, all as hereinafter set forth. This promissory note (the "Note") is being delivered pursuant to Section 3.9 of the General Partnership Agreement dated as of January __, 1994 among ICC Desiccant Technologies, Inc., a Delaware corporation and Engelhard DT, Inc., a Delaware corporation, and will evidence loans made by the Holder to the Borrower pursuant to the line of credit established pursuant thereto.

                    SECTION 1. Interest. Interest on the unpaid principal amount hereunder shall be paid from the date hereof on a monthly basis commencing with the first day of the next succeeding month and on the first day of each month thereafter at a rate per annum equal to the prime rate (as published in the Wall Street Journal) in effect from time to time plus 1%.

                    SECTION 2. Maturity. The entire principal amount hereunder plus any accrued and unpaid interest thereon shall be paid on January __, 1999.

                    SECTION 3. Prepayments. The Borrower may, at its option, at any time after the date hereof, prepay all or a portion of the outstanding principal amount of this Note without penalty or premium, in whole or in part, together with accrued interest thereon to the prepayment date.

                    SECTION 4. Payments. All payments of principal and interest on this Note shall be made in immediately available funds by wire transfer to such account as shall be designated in writing by the Holder to the Borrower. Whenever any payment to be made under this Note shall be on a day that is not a business day, such payment shall be made on the next succeeding business day and, if applicable, shall continue to bear interest until such payment.

                    SECTION 5. Default. Any of the following events shall be deemed an "Event of Default":

                             (a)     the Borrower fails to make any interest or
principal payment when due, and such failure remains unremedied for 5 days after demand is made by the Holder;

                             (b)     the valid appointment of a receiver or
trustee or other representative to administer all or a substantial portion of the Borrower's assets or property;

                             (c)     the filing by the Borrower of a voluntary
petition for relief under the Bankruptcy Reform Act of 1978, as amended from time to time, or any state law for the relief of debtors (the "Bankruptcy Code") or any similar statute of any jurisdiction or of a pleading in any court or tribunal admitting in writing its inability to pay its debts as they become due;

                             (d)     the making by the Borrower of a general
assignment for the benefit of creditors;

                             (e)     the filing by the Borrower of an answer
admitting the material allegations of, or its consenting to or defaulting in answering, a petition for relief filed against it in any proceeding under the Bankruptcy Code or any similar statute of any jurisdiction (including any foreign jurisdiction); or

                             (f)     the entry of an order, judgment or decree
by any court of competent jurisdiction, granting relief against the Borrower in a proceeding under the Bankruptcy Code or any similar statute of any jurisdiction, and such order, judgment or decree continuing unstayed and in effect for a period of thirty (30) days after such entry.

                    In case any Event of Default specified above shall have happened, the Holder may declare the entire principal amount of this Note, together with all accrued and unpaid interest thereon, to be immediately due and payable and may proceed to protect and enforce its rights either by suit in equity and/or by action at law or by other appropriate proceedings, and the Borrower shall reimburse the Holder for all costs and expenses (including reasonable attorneys fees, legal expenses and advances) incurred by Holder in connection with its exercise of any of its rights and remedies hereunder. The Borrower hereby waives presentment, protest, demand, diligence, notice of dishonor and of nonpayment and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note.

                    SECTION 6. Miscellaneous. (a) This Note shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of New York applicable to contracts made and to be performed in that State.

                             (b)     All the covenants, stipulations, promises
and agreements contained by or in this Note on behalf of the Borrower shall bind its successors, whether so expressed or not. This Note may not be changed orally, but only by an agreement in writing signed by the party against whom such agreement is sought to be enforced.

                             (c)     No waiver of any default hereunder shall be
construed as a waiver of any subsequent default, and the exercise of any right hereunder shall not waive the right to exercise the right thereafter.

                             (d)     This Note is not negotiable and may not be
assigned by the Borrower without the written consent of the Holder.

                    IN WITNESS WHEREOF, the Borrower has caused this Note to be signed in its corporate name by its duly authorized officer and to be dated as of the day and year above written.

                                                 ENGELHARD/ICC


                                                 By:__________________________
                                                    Name:
                                                    Title: